Exhibit 99.1

Phoenix New Media Announces Change of Executive Positions to Accelerate Development of Yidian

BEIJING, China, September 01, 2017 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company), a leading new media company in China, today announced that Mr. Ya Li and Mr. Tong Chen have submitted resignations from their executive positions at ifeng in order to fully commit to accelerating the strategic development of Particle Inc. (“Particle”).

Mr. Ya Li and Mr. Tong Chen have been serving as Co-Presidents of ifeng while simultaneously serving executive positions at Particle. After their resignations become effective on Friday, September 8, 2017, Mr. Ya Li and Mr. Tong Chen will continue to serve as the CEO and President of Particle, respectively. Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news and life-style information application in China, which allows users to efficiently define and explore individualized content over mobile devices. The Company currently owns approximately 41.82% of the total outstanding shares of Particle on an as-if converted basis.

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “Yidian is now at a critical juncture of growth acceleration. To ensure its development momentum, we are happy to dedicate two talented executives to its executive positions. Instead of dividing their executive attention between ifeng and Yidian, both Ya and Tong can now devote their entire time and energy to the development of Yidian. Under their leadership, Yidian should be able to continue making solid progress in both user growth and monetization.”

About Phoenix New Media

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com